

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Leonard Greenstein
Chief Financial Officer
Tarsus Pharmaceuticals, Inc.
15440 Laguna Canyon Road
Suite 160
Irvine, California 92618

> **Re: Tarsus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 17, 2023**
> **File No. 001-39614**

Dear Leonard Greenstein:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences